EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

11th September, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th September 2003, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 10th September 2003 advising of an award made under the EMI Senior Executive Incentive Plan by The EMI Group General Employee Benefit Trust ("EBT"), in which the Company's Executive Directors and other employees of the EMI Group have a potential interest, and that the Trustee of the EBT has withheld shares in respect of tax liabilities arising from the award made on 10th September 2003;

(b) a news release dated 11th September 2003 announcing that the Company has launched an offer of approximately US$200m of guaranteed convertible bonds due 2010. The bonds, to be issued by EMI Group Finance (Jersey) Limited and guaranteed by the Company and Capitol Records, Inc., will be convertible into new ordinary shares of the Company; and,

(c) a news release dated 11th September 2003 announcing that the issue of US$243m of guaranteed convertible bonds due 2010 had been successfully completed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/34

Company Announcements Office,
London Stock Exchange.

10th September, 2003.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 10th September 2003 (received by fax) that it awarded on 10th September 2003 to a former employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP"), 94,191 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 23,548 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,133,124 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

News Release

ER 03/35

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, ITALY OR JAPAN. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

EMI ANNOUNCES CONVERTIBLE BOND OFFERING

LONDON 11th September 2003: EMI Group plc ("EMI") today announces that it has launched an offering of approximately US$200 million in principal amount of Guaranteed Convertible Bonds due in 2010 (the "Bonds").

The Bonds will be issued by EMI Group Finance (Jersey) Limited and guaranteed by EMI and Capitol Records, Inc. They will be convertible into new EMI ordinary shares (the "Shares"). The Bonds will be issued at par. The coupon on the Bonds is expected to be 5.25% - 5.75% payable semi-annually and the conversion price is expected to be set at a premium of 35% - 40% to a reference price of the Shares at the time of pricing. The Bonds are expected to be priced today and settlement is expected on or about 2 October 2003. Applications will be made for the bonds to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

Roger Faxon, Chief Financial Officer of EMI, stated:

"Eighteen months ago we adopted a strategy aimed at repositioning and extending the maturity of our debt. Today's offering is a continuation of that process. The proceeds of today's issue will be used to refinance existing debt, part of which was used to fund certain acquisitions. Given the strength of credit markets, we may take other steps in the near future to continue to diversify our sources of funds and lengthen the maturity of our debt as opportunities arise. Today's convertible bonds will rank *pari passu* with our existing public debt and any other debt raised as part of this programme."

BNP Paribas, HSBC and JPMorgan are Joint Lead Managers and Joint Bookrunners to the offering. Cazenove and UBS are Co-managers.

Contact:

EMI Group plc

Claudia Palmer, Head of Investor Relations, tel: 020 7795 7635

Amanda Conroy, Senior VP, Corporate Communications, tel: 020 7795 7529

BNP Paribas

Bertrand Lussigny, Equity Syndicate Desk, tel: 020 7595 8640

Simon Piney, Managing Director, ECM Global Head, tel: 020 7595 4565

HSBC

Peter Harrison, Managing Director, tel:020 7991 5189

JPMorgan

Tim Elliott, Managing Director, tel: 020 7325 4996

Ian Hannam, Chairman ECDM, tel: 020 7325 1168

Arjun Khullar, Vice President ECDM, tel: 020 7325 1675

Cazenove (Financial Adviser to EMI)

Francis Burkitt, Director, tel: 020 7155 8855

UBS

Mark Dalton, tel: 020 7568 2101

Any investment decision in respect of the Bonds should be based on the listing particulars to be published by EMI in due course. Members of the general public will not be eligible to take part in the Bond offering. This announcement, in so far as it constitutes an invitation or inducement to participate in the Bond offering, is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons.

Stabilisation / FSA.

Neither the Bonds nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons (as defined in Regulation S), except pursuant to an exemption from, or a transaction not subject to, registration under the US Securities Act of 1933, as amended. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States. Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any US person (as defined in Regulation S) or into Canada, Australia, Italy or Japan. Any failure to comply with this restriction may constitute a violation of Canadian, Australian, Italian or Japanese securities laws.

Ref: 82-373

EMI

News Release

ER 03/36

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, ITALY OR JAPAN. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

EMI SUCCESSFULLY COMPLETES CONVERTIBLE BOND OFFERING

LONDON 11th September 2003: EMI Group plc ("EMI") announces the successful issue of US$243 million Guaranteed Convertible Bonds due 2010 (the "Bonds"). The issue was significantly oversubscribed and EMI has achieved the tightest terms relative to the initial pricing range, with a conversion premium at the top of the range and a coupon at the bottom of the range. Additionally the reference price was at a premium to yesterday's closing share price.

The Bonds will be issued by EMI Group Finance (Jersey) Limited and guaranteed by EMI and Capitol Records, Inc. They will be convertible into new EMI ordinary shares (the "Shares"). The Bonds will be issued at par. The coupon on the Bonds will be 5.25% payable semi-annually and the conversion price will be 193.38p, a premium of 40% to the reference price. Settlement is expected on or about 2 October 2003. Applications will be made for the bonds to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

Roger Faxon, Chief Financial Officer of EMI, stated:

"We are very pleased with the market's reception of our convertible bond offering, which was significantly oversubscribed. This is a great result that recognises the value being created at EMI. Today's bond issue allows us to reposition existing debt, diversify our sources of capital, and lengthen the maturity of our debt."

BNP Paribas, HSBC and JPMorgan are Joint Lead Managers and Joint Bookrunners to the offering. Cazenove and UBS are Co-managers.

Contact:

EMI Group plc

Claudia Palmer, Head of Investor Relations, tel: 020 7795 7635

Amanda Conroy, Senior VP, Corporate Communications, tel: 020 7795 7529

BNP Paribas

Bertrand Lussigny, Equity Syndicate Desk, tel: 020 7595 8640

HSBC

Peter Harrison, Managing Director, tel:020 7991 5189

JPMorgan

Tim Elliott, Managing Director, tel: 020 7325 4996

Ian Hannam, Chairman ECDM, tel: 020 7325 1168

Arjun Khullar, Vice President ECDM, tel: 020 7325 1675

Cazenove (Financial Adviser to EMI)

Francis Burkitt, Director, tel: 020 7155 8855

UBS

Mark Dalton, tel: 020 7568 2101

Any investment decision in respect of the Bonds should be based on the listing particulars to be published by EMI in due course. Members of the general public will not be eligible to take part in the Bond offering. This announcement, in so far as it constitutes an invitation or inducement to participate in the Bond offering, is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons.

Stabilisation / FSA.

Neither the Bonds nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons (as defined in Regulation S), except pursuant to an exemption from, or a transaction not subject to, registration under the US Securities Act of 1933, as amended. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States. Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any US person (as defined in Regulation S) or into Canada, Australia, Italy or Japan. Any failure to comply with this restriction may constitute a violation of Canadian, Australian, Italian or Japanese securities laws.